Exhibit 99(a)(5)(iii)

N e w s R e l e a s e ResCare • 9901 Linn Station Road • Louisville, Kentucky 40223 • Phone: 502.394.2100 • www.rescare.com

Contact:	David W. Miles
Chief Financial Officer
502-394-2137

“GO SHOP” PERIOD FOR RESCARE ACQUISITION EXPIRES

No Proposals Submitted by Third Parties

LOUISVILLE, KY (October 19, 2010) — ResCare, Inc. (NASDAQ: RSCR) (“ResCare”) announced today that the 40-day “go shop” period under the share exchange agreement between ResCare and an entity sponsored by Onex Partners III, L.P. (“Onex”), an affiliate of Onex Corporation (TSX:ONX), has expired.

On October 18, 2010, the Special Committee of ResCare’s Board of Directors was notified by the party identified as “Company A” in ResCare’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) dated October 7, 2010, that Company A has no plans at this time to submit a proposal to acquire ResCare.  In addition, the Special Committee has determined, pursuant to the share exchange agreement with Onex, that the “go shop” period did not give rise to any “Excluded Parties,” the term used in the agreement to describe third parties that, as of the end of the “go shop” period, met specified criteria to permit ResCare to continue to engage in negotiations with and provide due diligence access to such parties.  The restrictions and exemptions relating to ResCare’s conduct in response to any third party acquisition proposals submitted after the “go shop” period are detailed in the Schedule 14D-9.

The share exchange agreement permitted ResCare to solicit acquisition proposals from third parties during a 40-day “go shop” period that expired on October 16, 2010.  Following expiration, ResCare no longer may solicit acquisition proposals from third parties.  Under a “fiduciary out” provision, ResCare may furnish information and discuss and negotiate any unsolicited acquisition proposals that the Special Committee determines to be bona fide and that constitute or is reasonably likely to result in a “superior proposal,” subject to certain conditions and notice to Onex.  There can be no assurance that ResCare will receive any unsolicited acquisition proposals from third parties.

-MORE-

About ResCare

ResCare, with more than 35 years of experience helping people reach their highest level of independence, is one of the largest providers of home care to the elderly and persons with disabilities.  It also offers residential and support services to people with intellectual and developmental disabilities and provides education, vocational training and job placement for people of all ages and skill levels.  Based in Louisville, Kentucky, ResCare and its nearly 50,000 dedicated employees serve more than a million people a year in 41 states, Washington, D.C., Puerto Rico and a number of international locations.  For more information about ResCare, please visit the Company’s website at www.rescare.com.

Important Information

This announcement and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of the Company. The tender offer described herein is being made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Onex Rescare Acquisition, LLC filed with the SEC on a combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 on October 7, 2010, as amended.  In addition, ResCare filed a Solicitation/Recommendation Statement on Schedule 14D-9 and Transaction Statement on Schedule 13E-3 with respect to the tender offer on October 7, 2010.  ResCare shareholders should read these materials and any related amendments carefully because these documents contain important information, including the terms and conditions of the offer.  These documents may be obtained for free at the SEC’s website at www.sec.gov.  ResCare shareholders may also obtain these documents for free by calling Georgeson Inc., the information agent for the tender offer, at 1-866-203-9357.  Shareholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov.  In addition, copies of the solicitation/recommendation statement, the proxy statement and other filings containing information about the Company, the tender offer and the share exchange may be obtained, if and when available, without charge, by directing a request to ResCare, Inc. Attention: David Miles, Chief Financial Officer at 502-394-2137, or on the Company’s corporate website at www.rescare.com.

From time to time, ResCare makes forward-looking statements in its public disclosures, including statements relating to expected financial results, revenues that might be expected from new or acquired programs and facilities, its development and acquisition activities, reimbursement under federal and state programs, financing plans, compliance with debt covenants and other risk factors, and various trends favoring privatization of government programs.  In ResCare’s filings under the federal securities laws, including its annual, periodic and current reports, the Company identifies important factors that could cause its actual results to differ materially from those anticipated in forward-looking statements.  Please refer to the discussion of those factors in the Company’s filed reports.

-END-